LAW OFFICES
Silver, Freedman & Taff, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

November 2, 2007

VIA EDGAR

Todd Schiffman, Assistant Director
Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Sound Financial, Inc. Registration Statement on Form SB-2/A File Number 333-146196

Dear Mr. Schiffman:

Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client Sound Financial, Inc. (the "Holding Company"), we enclose herewith for filing Pre-Effective Amendment No. One (the "Amendment") to the Holding Company's Registration Statement on Form SB-2 relating to the Holding Company's proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated October 9, 2007 (the "Comment Letter"). The Holding Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

The Amendment is marked to show all revisions to the original submission made on September 20, 2007. In addition to the responses to the Staff's comments, these revisions include responses to the comments of the Office of Thrift Supervision ("OTS"). The OTS has required the inclusion of a "Recent Developments" section that contains updated selected financial data through September 30, 2007. In accordance with OTS regulations, the amount of the offering is based on an appraisal of the Holding Company post-closing.

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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

The Amendment also includes: (1) a revision to Exhibit 1.1 that addresses the expenses of the sales agent; (2) the Agency Agreement with the sales agent in Exhibit 1.2; (3) a state tax opinion in Exhibit 8.2; and (4) portions of the appraisal of the Holding Company in Exhibit 99.1. A complete copy of the appraisal has been filed with the Holding Company's request for a continuing hardship exemption and is being forwarded to Michael R. Clampitt with his courtesy copy.

Form SB-2
Summary
Sound Community Bank, page 1

1.	We note your disclosure in the first full paragraph on page 2 that the Bank intends to expand its emphasis on commercial real estate, construction and development, and commercial lending areas. However, the fourth paragraph under "Business and Operating Strategy and Goals" does not mention construction and development loans. Please revise to reconcile the two paragraphs.

	Response:	Additional disclosure in response to this comment has been provided at pages 4 and 79.
Business and Operating Strategy and Goals, page 3
2.	Revise the second paragraph to clarify if "invest in loans" means purchase of loans or origination of loans. In this regard, disclose if loan demand has exceeded the Company's ability to fund loans historically.

Response:	"Invest in loans" means only the origination of loans. Revised disclosure in response to this comment has been provided at pages 3 and 78. Please be advised supplementally, that the Bank's ability to meet loan demand historically has been limited because of its regulatory capital requirements and the recently terminated supervisory directive.

3.	Revise the second paragraph to expand on what types of loans Fannie Mae will not purchase that the Company originates.
	Response:	Additional disclosure in response to this comment has been provided at page 3.
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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

Reasons for the Reorganization and the Stock Offering, page 5
4.	Revise the last 2 bullets on page 5 to disclose the prepayment penalty, if any, on the repayment, and mention commercial real estate, construction and development loans, as applicable.
	Response:	Additional disclosure in response to this comment has been added at pages 5 and 6.
How We will Use the Proceeds, page 12
5.	Revise the tables here and in the section beginning on page 30, "How We Intend To Use The Proceeds", to include the proposed FHLB repayments of $11.5 million as disclosed in the narrative of each section.

	Response:	Additional disclosure in response to this comment has been provided at pages 12 and 36.
Risk Factors Our Loan portfolio possesses increased risk due . . ., page 20
6.	Revise to also disclose the construction and development loans totals and percentage. In addition, it appears from page 92 that the first amount should be $22.8, not $22.5. Finally, disclose the highest balance to a single borrower or group of borrowers.

	Response:	Additional disclosure in response to this comment has been provided at page 20.
7.	Noting the disclosure regarding the benefit plans and whether or not they will be implemented after 12 months, either revise to indicate your current intention (See, "Benefits to Management from the Offering" on pages 13-14) or, if undetermined at this time or will be implemented after one year, or add a risk factor captioned, "Adoption of benefit plans after one year does not require shareholder approval and may result in substantial additional dilution and significantly increased compensation expense", or another similar title. In the added risk factor, describe the maximum limitations on the material terms, e.g., number of shares, exercise prices, etc., of plans adopted more than one year after the offering.

	Response:	Additional disclosure in response to this comment has been provided at pages 13 and 133.
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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

Forward-Looking Statements, page 26
8.	Remove all references to the Private Securities Litigation Reform Act of 1995.
	Response:	Disclosure in response to this comment has been deleted at page 26.
Preference Category No. 4: Other Members, page 56
9.	Revise to add a definition for "other members".
	Response:	Additional disclosure in response to this comment has been provided at page 62.
Management's Discussion and Analysis Critical Accounting Policies - Allowance for Loan Losses, page 71
10.	You disclose that under the supervisory directive issued by the OTS you were required to enhance your loan review and classification process. Please revise to disclose the specific changes that were made to your loan review and classification process and how such changes impacted your determination of the allowance for loan losses.

	Response:	Additional disclosure in response to this comment has been provided at page 77.
Lending Authority, page 95
11.	Revise to address the approval authority and amounts for construction and development.
	Response:	Additional disclosure in response to this comment has been provided at page 101.
Business of Sound Community Bank Asset Quality - Allowance for Loan Losses, page 105
12.	In the last paragraph on page 106 you indicate that charge-offs and the inherent risks associated with your credit card portfolio were the primary reasons for the level of provisions taken during prior years. Please revise to quantify the level of charge-offs and recoveries attributable to your credit card portfolio for each of the periods presented.

	Response:	Additional disclosure in response to this comment has been provided at page 112.
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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

13.	Noting the significant decreases in the amount of the allowance as well as the ratio of the allowance to non-performing loans since 2005, revise the first full risk factor on page 21 to include the allowance amounts for years ended 2005, 2006 and June 30, 2007 and the allowance as a percentage of non-performing loans.

	Response:	Additional disclosure in response to this comment has been provided at page 21.
Deposits, page 111
14.	Noting that there were negative net deposits in the first six months of 2007 and that almost 40% of your deposits mature before June 30, 2008, revise the second risk factor on pages 21 to 22 to disclose these items and address the trends since the end of 2005 with regard to decreasing amounts of new deposits and the increasing significant percentage of high cost, short-term CD's as a percentage of total deposits, if true.

Response:	Additional disclosure in response to this comment has been provided at page 21. Please be advised supplementally, that the significant amount of new deposits in 2004 was a result of the 2003 conversion from a credit union to a federal savings bank, which eliminated limits on the Bank's membership and allowed it to seek deposits from all persons within and outside its market area.

15.	Revise the last paragraph on page 112 to briefly describe the "special promotions".
	Response:	Additional disclosure in response to this comment has been provided at page 118.
Management, page 117
16.	Revise to disclose the ages as required by Item 401(a)(1) of Regulation S-B.
	Response:	Additional disclosure in response to this comment has been provided at page 123. Please note that the ages are also included in the individual resumes for the executive officers at page 127.
Directors of Sound Community Bank, page 118
17.	Revise the biographies to disclose the positions held for the last five years for Messrs. Myers, Haddad, Carney and Sweeney. As an alternate, revise the sentence below the table on page 118 to indicate the current position unless otherwise indicated, as has been held for the last 5 years.

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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

	Response:	Additional disclosure in response to this comment has been added at pages 124 to 125.
Executive Compensation, page 121
18.	Noting the bonuses disclosed in the tables on page 124, revise the last paragraph on page 121 (carried over to page 122) to disclose how the actual amounts reconcile with the percentages disclosed in the carryover paragraph.

Response:	There was an error in the bonus amounts reported under the Annual Bonus Plan. The corrected amounts are now reflected in the Summary Compensation Table on pages 130. Additional disclosure is included on pages 128 and 129 explaining the percentage of base salaries actually paid in bonuses for each named executive officer.

19.	With regard to the table at the bottom of page 124, revise to add disclosure regarding the policies for payment for accrued vacations and matching charitable contributions.
	Response:	Additional disclosure in response to this comment has been provided at page 131.
Supplemental Executive Retirement, page 125
20.	Noting from the disclosure that Ms. Stewart is entitled to the accrued amount in the event of involuntary termination or a change in control, revise to disclose the amount accrued as of June 30, 2007, the annual accrual amount and the annual expense for the insurance payments.

	Response:	Revised disclosure in response to this comment has been provided at page 131 and 132.
Business relationships , page 127
21.	Revise footnote (1) to indicate the range of discounts, e.g., 1%-3%, etc.
Response:	Additional disclosure in response to this comment has been provided at page 134. Please be advised supplementally, that there is not a set percentage discount on these insider loans. The insider rate is the Bank's average cost of funds for the prior 12 months plus 100 basis points rounded to the nearest 1/8th, and it adjusts annually to that same measure. The fully-indexed rate on non-insider loans are based on a percentage over Treasury-based rate and adjust annually based on that same measure. Both insider and non-insider loans have the same 2%

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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

annual and 6% overall limit on upward and downward adjustments. The insider rate converts to the non-insider rate when the required relationship with the Bank ceases. As a result, the range in the footnote is based on the actual difference between the insider and non-insider rates described above on the date of origination for each loan.

Where You Can Find Additional Information, page 140
22.	Revise to use the new address of the SEC, 100 F Street, NE.
	Response:	Disclosure in response to this comment has been revised at page 147.
Consolidated Financial Statements
Notes to Consolidated Financial Statements Note 1 - Organization and Summary of Significant Accounting Policies - Loans Held-for-Sale, page F-10
23.	We note that you sell a portion of your residential real estate loans in the secondary market, primarily to Fannie Mae. You have disclosed that you classify these loans as held-for-sale in your consolidated balance sheet; however we did not note any loans classified as such for any of the periods presented.

  Please tell us whether you held any loans for which you did not have the intent and ability to hold for the foreseeable future or until maturity or payoff as of the end of each period presented. If so, please revise to classify such loans as held-for-sale.

Response:	We have revised the Balance Sheet to present loans held for sale at June 30, 2007 and at December 31, 2006 and 2005. We have reflected this change throughout the prospectus. (Please be advised, there were no loans held for sale at the earlier periods reflected in the prospectus.).

In addition, please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the origination and sale of loans in the secondary market.

	Response:	We have revised the Statement of Cash Flows on page F-6 to separately present the cash payments and receipts for loans originated for sale as Operating Activities.
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Todd Schiffman
Securities and Exchange Commission
November 2, 2007

Note 14 - Commitments and Contingent Liabilities, page F-27
24.	We note that you have not recorded a recourse liability related to your representations and warranties exposure on loans sold in the secondary market. Please revise to disclose whether you have ever had to perform under this guarantee and if so, quantify the amount of losses sustained in each period.

	Response:	Please see the revised disclosure in Note 14 on page F-27.
Exhibit 5
25.	Revise the legal opinion to use 1,725,863 (the amount registered) or advise the staff as to why 1,725,832 are being opined upon.
	Response:	A revised legal opinion has been filed in Exhibit 5.

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette ∓ Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536 or Michael S. Sadow at (202) 295-4526.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche
cc:	(Hard copy by messenger) Michael R. Clampitt, Staff Attorney Mail Stop 4561 Angela Connell, Staff Accountant